Exhibit 99.5

Bezeq The Israel Telecommunication Corporation Ltd. Separate Financial Information for Year ended December 31, 2015

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only

Separate Financial Information as at December 31, 2015

2

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2015 and 2014 and for each of the three years, the last of which ended December 31, 2015. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 587 million and NIS 596 million as of December 31, 2015 and 2014, respectively, and the Company's share in their profits (losses) amounted to approximately NIS 2 million, NIS 499 million and NIS (7) million for each of the three years, the last of which ended December 31, 2015. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 11.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 16, 2016

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Separate Financial Information as at December 31, 2015

Information pertaining to the Financial Position as at December 31

		2015	2014
	Note	NIS million	NIS million
Assets
Cash and cash equivalents		110	248
Investments, including derivatives	3.1	648	2,175
Trade receivables	3.2	668	720
Other receivables	3.2	119	133
Loans granted to investees	10.2	288	261
Total current assets		1,833	3,537

Trade and other receivables	3.2	180	51
Property, plant and equipment	5	4,753	4,620
Intangible assets		255	295
Investment in investees		7,217	6,325
Loans granted to investees	10.2	374	272
Non-current investments	3.1	101	86
Total non-current assets		12,880	11,649
Total assets		14,713	15,186

4

Separate Financial Information as at December 31, 2015

		2015	2014
	Note	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	3.4	1,660	1,570
Loan from a Subsidiary	10.2	434	-
Trade and other payables	3.3	636	720
Current tax liabilities		619	590
Employee benefits		330	223
Liability to Eurocom DBS Ltd, an affiliate		233	-
Provisions	11	60	48
Total current liabilities		3,972	3,151

Debentures and loans	3.4	7,879	8,787
Loan from a Subsidiary	10.2	-	434
Employee benefits		203	203
Derivatives and other liabilities		215	169
Deferred tax liabilities	4.2	33	1
Total non-current liabilities		8,330	9,594

Total liabilities		12,302	12,745

Equity
Share capital		3,874	3,855
Share premium		368	253
Reserves		308	416
Deficit		(2,139)	(2,083)
Total shareholders' equity		2,411	2,441
Total liabilities and equity		14,713	15,186

Shaul Elovitch	Stella Handler	David “Dudu” Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 16, 2016

The attached notes are an integral part of the separate financial information.

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Separate Financial Information as at December 31, 2015

Information pertaining to Profit or Loss for the year ended December 31

		2015	2014		2013
	Note	NIS million	NIS million		NIS million

Revenues	6	4,407	4,317		4,478

Cost of Activities
Salaries		912	895		980
Amortization and depreciation		725	688		683
General and operating expenses	7	721	777		895
Other operating expenses (income), net	8	(99)	(23)		(78)
		2,259	2,337		2,480

Operating profit		2,148	1,980		1,998
Financing expenses
Financing expenses		362	472		534
Financing revenues		(30)	(72	)*	(91	)*
Financing expenses - net		332	400		443

Profit after financing expenses, net		1,816	1,580		1,555
Share in earnings of investees, net		397	1,009	*	626	*
Profit before income tax		2,213	2,589		2,181
Taxes on income	4.1	492	478		410
Profit for the year attributable to the Company's controlling shareholders		1,721	2,111		1,771

* Restated due to change in accounting policy, see Note 2.3

Information pertaining to Comprehensive Income for the year ended December 31

	2015	2014	2013
	NIS million	NIS million	NIS million

Profit for the year attributable to the Company's controlling shareholders	1,721	2,111	1,771
Items of other comprehensive income (loss), net of tax	7	(36)	6
Total comprehensive income for the year attributable to equity holders of the Company	1,728	2,075	1,777

The attached notes are an integral part of the separate financial information.

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Separate Financial Information as at December 31, 2015

Information pertaining to Cash Flows for the year ended December 31

	2015	2014	2013
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,721	2,111	1,771
Adjustments:
Amortization and depreciation	725	688	683
Share in earnings of investees, net	(397)	(1,009)*	(626)*
Financing expenses - net	323	432 *	493 *
Capital gain, net	(233)	(175)	(161)
Income tax expenses	492	478	410
Sundries	(19)	3	22

Change in trade and other receivables	53	59	31
Change in trade and other payables	(75)	85	40
Change in provisions	12	(62)	(29)
Change in employee benefits	104	3	3

Net cash (used in) from operating activities due to transactions with subsidiaries	2	5	(35)

Net income tax paid	(350)	(359)	(328)
Net cash from operating activities	2,358	2,259	2,274
Cash flows from investing activities
Investment in intangible assets	(71)	(82)	(86)
Proceeds from the sale of property, plant and equipment	146	221	304
Acquisition of financial assets held for trading and others	(1,535)	(2,654)	(1,486)
Proceeds from the sale of financial assets held for trading and others	3,065	1,617	1,441
Acquisition of property, plant and equipment	(778)	(740)	(703)
Sundries	(7)	(14)	23
Net cash from the investment activities with subsidiaries	109	931	1,080
Net cash used for investing activities	929	(721)	573
Cash flow from finance activities
Issue of debentures and receipt of loans	782	1,446	1,360
Repayment of debentures and loans	(1,349)	(920)	(928)
Dividend paid	(1,777)	(2,069)	(2,830)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(680)	-	-
Interest paid	(384)	(421)	(433)
Sundries	3	3	-
Net cash (used in) from financing activities due to transactions with subsidiaries	(20)	434	-
Net cash from financing operations (used for financing operations)	(3,425)	(1,527)	(2,831)
Increase (decrease) in cash and cash equivalents	(138)	11	16
Cash and cash equivalents at January 1	248	237	221
Cash and cash equivalents at the end of the year	110	248	237

* Restated due to change in accounting policy, see Note 2.3

The attached notes are an integral part of the separate financial information.

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Separate Financial Information as at December 31, 2015

Notes to the Separate Financial Information as at December 31, 2015

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as at December 31, 2015 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the Consolidated Statements.

In this Separate Financial Information -

The Company - Bezeq The Israel Telecommunication Corporation Limited

“Associate”, "Investee", "Group", "Subsidiary", "Interested Party" - as these terms are defined in the Company's consolidated financial statements for 2015.

2.	Significant Accounting Standards applied in the Separate Financial Information

The accounting policies specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes from the aforesaid:

2.1.	Presentation of the financial information

The information pertaining to the financial position, profit or loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2.	Transactions between the Company and investees

2.2.1	Presentation

Intra-group balances and income and expenses arising from intra-group transactions, which were derecognized in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, together with similar third party balances.

2.2.2	Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for third party transactions.

2.3.	Changes in accounting policy

As a result of completion of the transaction to acquire Eurocom DBS entire holdings in DBS shares and shareholders loans on June 24, 2015, as set out in Note 11.2 to the Consolidated Statements, the Company changed its accounting policies with regard to presenting financing revenues for shareholders' loans given to DBS.

Prior to acquisition of the entire holdings of DBS shares and shareholders' loans, the Company presented the financing revenue from the shareholders' loans under the financing income item in the statement of income and the Company's share for DBS financing expenses was presented under the item, "share in profits (loss) of investees". As a result of the acquisition of 100% of the rights in DBS and in view of the Company's position than it is not expected to collect such financing income, the Company came to the conclusion that the financing revenues for shareholders loans to DBS less DBS profits (losses) should be presented in the Statements of Income included under the Separate Financial Information.

8

Separate Financial Information as at December 31, 2015

The change in accounting policy was applied retrospectively. Breakdown of the effect of retrospective application on the relevant items in the statement of profit or loss:

	For the year ended December 31, 2014 (audited)
	As previously reported	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	472	-	472
Financing revenues	(285)	213	(72)
Financing expenses - net	187	213	400

Share in earnings of investees, net	796	213	1,009

	For the year ended December 31, 2013 (audited)
	As previously reported	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	534	-	534
Financing revenues	(317)	226	(91)
Financing expenses - net	217	226	443

Share in earnings of investees, net	400	226	626

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Separate Financial Information as at December 31, 2015

3.	Financial Instruments

3.1.	Investments, including derivatives

	December 31, 2015	December 31, 2014
	NIS million	NIS million
Deposits in a bank	506	710
Exchange Traded Notes (ETN)	139	1,465
Derivatives	3	-
	648	2,175

Investments in ETNs and monetary reserves are investments held for trade and are presented at fair value as at the date of the financial statements. ETNs were exercised in January 2016, the deposits will mature by April 2016.

The balance for noncurrent investments includes a bank deposit for providing loans to the Company's employees for which the maturity date is yet to be set and a deposit related to hedging transactions.

3.2.	Trade and other receivables

	Exercise Dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million
December 31, 2015
Current assets
Trade receivables	2016	668	-	668
Other receivables	2016	22	97	119
Total current assets		690	97	787

Non-current assets
Trade and other receivables	2017-2018	15	165	180

December 31, 2014
Current assets
Trade receivables	2015	720	-	720
Other receivables	2015	38	95	133
Total current assets		758	95	853

Non-current assets
Trade and other receivables	2016-2017	16	35	51

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Separate Financial Information as at December 31, 2015

3.3.	Trade and other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2015
Trade payables	118	-	6	124
Other payables, including derivatives	466	46	-	512
	584	46	6	636

December 31, 2014
Trade payables	142	-	25	167
Other payables, including derivatives	497	56	-	553
	639	56	25	720

3.4.	Debentures and loans

3.4.1	Composition:

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Current liabilities
Current maturities of debentures (1)	965	973
Current maturities of bank loans	695	597
	1,660	1,570
Non-current liabilities
Debentures (2)	5,420	5,633
Bank loans	2,459	3,154
	7,879	8,787

	9,539	10,357

(1)	Of which NIS 180 million (NIS 183 million in 2014) are for current maturities of debentures held by Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") as described in Note 10.2 below.

(2)	In 2014 an amount of NIS 182 million of which are for debentures held by Bezeq Zahav, as described in Note 10.2 below.

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Separate Financial Information as at December 31, 2015

3.4.2	Terms and debt repayment schedule

	December 31, 2015		December 31, 2014
	Balance		Balance
	Carrying amount	Nominal value	Carrying amount	Nominal value
	NIS million	NIS million	NIS million	NIS million
Total unlinked loans at variable interest	1,331	1,331	1,656	1,656
Total unlinked loans at fixed interest	1,823	1,823	2,095	2,095
Total loans	3,154	3,154	3,751	3,751
Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	490	398	978	796
Debenture Series 6-10	5,495	5,282	5,228	4,937
Total debentures issued to the public	5,985	5,680	6,206	5,733
Debentures issued to financial institutes:
Unlinked debentures at fixed interest	400	400	400	400
Total debentures issued to financial institutions	400	400	400	400

Total debentures	6,385	6,080	6,606	6,133

Total interest-bearing liabilities	9,539	9,234	10,357	9,884

For further information see Note 12 to the Consolidated Statements - Debentures, Loans and Borrowings, and Note 10.2.1 below.

3.5	Liquidity risk

Below are contractual maturity dates of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2015):

	December 31, 2015
	Carrying amount	Contractual cash flows	First half of 2016	Second half of 2016	2017	2018-2020	2021 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities
Trade and other payables	561	561	561	-	-	-	-
Loan from an Subsidiary	434	449	449	-	-	-	-
Loans	3,154	3,457	75	715	908	1,528	231
Debentures	6,385	7,158	1,030	97	724	2,892	2,415
Liability to Eurocom DBS	233	233	233	-	-	-	-

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	168	168	22	-	-	114	32
	10,935	12,026	2,370	812	1,632	4,534	2,678

12

Separate Financial Information as at December 31, 2015

3.6	Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2015, see Note 29.6.1 to the Consolidated Statements. These transactions were recognized in the financial statements as cash flow hedges.

4.	Income tax expenses

4.1.	General

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Current tax expense	454	412	347

Deferred tax expense	38	66	63

Income tax expenses	492	478	410

4.2.	Changes in recognized deferred tax assets and tax liabilities during the year

Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance at January 01, 2014	Total recognized in profit or loss	Recognized in equity	Balance at December 31, 2014	Total recognized in profit or loss	Recognized in equity	Balance at December 31, 2015
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Employee benefit plan	199	(13)	-	186	(1)	1	186
Property, plant and equipment	(200)	(39)	-	(239)	(16)	-	(255)
Provisions and others	51	(14)	15	52	(21)	5	36
	50	(66)	15	(1)	(38)	6	(33)

5.	Property, plant and equipment

	2015	2014
	NIS million	NIS million

Costs
Balance as at January 1	15,950	15,477
Additions	766	755
Disposals	(501)	(282)
Balance at December 31,	16,215	15,950

Depreciation
Balance as at January 1	11,330	11,051
Depreciation for the year	613	569
Disposals	(481)	(290)
Balance at December 31,	11,462	11,330

Amortized cost as at December 31	4,753	4,620

For further information see Note 8 to the Consolidated Statements - Property, Plant and Equipment

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Separate Financial Information as at December 31, 2015

6.	Revenues

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Fixed-line telephony	1,586	1,668	1,971
Internet - infrastructure	1,542	1,394	1,287
Transmission and data communication	1,058	1,022	990
Other services	221	233	230
	4,407	4,317	4,478

7.	Operating and general expenses

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Maintenance of buildings and sites	202	217	233
Marketing and general expenses	188	213	212
Interconnectivity and payments to communications operators	145	161	220
Services and maintenance by sub-contractors	60	61	64
Vehicle maintenance	78	76	76
Terminal equipment and materials	48	49	90
	721	777	895

8.	Other operating expenses (income), net

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million

Profit from disposal of property plant and equipment (mainly real estate property)	(233)	(175)	(169)
Provision for voluntary redundancy severance payments	117	176	90
Others	17	(24)	1
Other operating expenses (income), net	(99)	(23)	(78)

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Separate Financial Information as at December 31, 2015

9.	Investees

9.1	For further information regarding the issue of increasing control and completion of the acquisition transaction for Eurocom DBS's entire holdings in DBS shares and shareholders' loans in 2015, see Note 11.2 to the Consolidated Statements.

9.2	Investees held directly by the Company:

	Company’s interest in equity at		Investment in investees (equity-accounted) at
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
			NIS million	NIS million
Pelephone Communications Ltd.	100%	100%	3,775	3,864
Bezeq International Ltd.	100%	100%	827	824
Bezeq Online Ltd.	100%	100%	6	9
Walla! Communications Ltd.	100%	100%	587	596
DBS Satellite Services (1998) Ltd. - see Note 11.2 to the Consolidated Statements regarding business combinations in 2015	100%	49.78%	2,022	-
Bezeq Zahav (Holdings) Ltd.	100%	100%	-	-
StageOne Venture Capital Fund	-	71.8%	-	6
			7,217	5,299

The Company's investees have investments in other investees which are not material. For details of the loans provided to investees, see Note 10.2

10.	Substantial Agreements and Transactions with Investees

10.1.	Financial Guarantees

10.1.1	The Company provided a guarantee in favor of banks for credit to Bezeq International of up to NIS 65 million if it will be granted.

10.1.2	The Company provided a bank guarantee for DBS, which DBS had provided in favor of the State of Israel, in accordance with the terms of DBS's license. At December 31, 2015, the balance of the Company's share in the guarantee amounts to approximately NIS 20 million (linked to the CPI). With the acquisition of the entire holdings in DBS, this guarantee is expected to increase by a further approximately NIS 20 million.

10.1.3	For further information regarding guarantees provided by the Company for compliance with DBS's liabilities to pay the entire balance of its debts to holders of DBS debentures Series B, see Note 12.4.2 to the Consolidated Statements.

10.1.4	For information pertaining to guarantees provided by the Company to various entities, see Note 18 to the Consolidated Statements - Securities, Liens and Guarantees.

10.2.	Loans

Loans from investees

10.2.1	In 2004, Bezeq Zahav acquired debentures Series 5 issued by the Company. The par value balance held by Bezeq Zahav at December 31, 2015 amounted to NIS 147 million. These debentures are repayable in six equal annual installments in each of the years 2011 through 2016. The interest rate set for these debentures is 5.3% per annum. The purchase was made through a loan from the Company which is at the same terms as those of the debentures.

10.2.2	In May 2014 the Company received a loan from Walla in the amount of NIS 434 million. The loan bears annual interest of 4.07% and is repayable in May 2016.

15

Separate Financial Information as at December 31, 2015

Loans to investees

Breakdown of balances of loans provided to investees:

	December 31, 2015	December 31, 2014
	NIS million	NIS million

Short-term loans and current maturities
Bezeq Zahav	180	183
Bezeq International	108	78
	288	261

Non-current liabilities
Bezeq Zahav	-	182
Bezeq International	16	64
Bezeq On Line	35	26
DBS	323	-
	374	272

	662	533

Description of the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Balance
	In NIS millions	Maturity Dates	Number of installments	Interest rate spread
Bezeq Zahav (*)	180	2011-2016	6	5.3%
Bezeq International
	32	2012-2016	5	5.1%
	32	2013-2017	5	4.68%-4.7%
	60	2016	1	3.05%
Bezeq On Line
	35	2018-2023	6	4.31%-4.86%
DBS
	323	2018-2022	5	3.6%

	662

(*)	Loan linked to CPI For further information regarding the loan that the Company provided to Bezeq Zahav with respect to debentures Series 5, see section 10.2.1 above.

10.3.	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, rental agreements (primarily for communications installations), collaboration agreements and publication of antenna sites of investees, management service agreements, etc.

The terms of the foregoing service agreements were set according to generally accepted tariffs for this type of service.

16

Separate Financial Information as at December 31, 2015

Breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	139	130	155
Bezeq International	155	134	118
DBS	4	4	4
Others	3	3	3
Total	301	271	280

Expenses
Pelephone	39	46	56
Bezeq International	30	32	19
DBS	-	1	1
Others	3	3	2
Total	72	82	78

	December 31	December 31
	2015	2014
	NIS million	NIS million

Balances (liabilities) due to the Company
Pelephone	19	19
Bezeq International	24	15
DBS	1	2
Total	44	36

For further information, see Note 28 to the Consolidated Statements - Transactions with Interested and Related Parties

10.4.	Dividends

Breakdown of dividends received from investees:

	Year ended December 31
	2015	2014	2013
	NIS million	NIS million	NIS million
Pelephone Communications Ltd.	243	419	601
Bezeq International Ltd.	170	159	165
StageOne Venture Capital Fund	1	2	6
	414	580	772

For information regarding dividends subsequent to balance sheet date, see Note 12 to the below.

17

Separate Financial Information as at December 31, 2015

11.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of approximately NIS 60 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of December 31, 2015 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of approximately NIS 3 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be approximately NIS 1.1 billion or approximately NIS 2 billion (based on the method to be fixed of calculating the damages) Furthermore, the amount of the exposure includes an amount of NIS 372 million for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, the Company has further exposure in the amount of NIS 877 million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, lawsuits were filed in a total amount of approximately NIS 68 million, the success of which cannot yet be assessed at this stage.

For further information concerning contingent liabilities see Note 16 to the Consolidated Statements.

12.	Subsequent events

1.	On March 2, 2016 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 66 million in May 2016.

2.	On February 29, 2016 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 83 million in May 2016.

3.	On February 25, 2016 the board of directors of Walla resolved to distribute a dividend to the Company in the amount of NIS 434 million in May 2016.

4.	On February 10, 2016 the Company provided Bezeq International a loan in the amount of NIS 125 million to be repaid in three equal annual installments from February 2017. This loan bears annual interest of 3.05%.

18

“Bezeq” The Israel
Telecommunication Corporation
Limited

Pro Forma Consolidated Financial
Statements for the Year Ended

December 31, 2015

2

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying pro forma financial information of “Bezeq" the Israel Telecommunication Corporation Ltd. (hereinafter “the Company”) comprising of the pro forma consolidated statements of income and the pro forma consolidated statements of comprehensive income for each of the three years in the period ended December 31, 2015. These pro forma financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these pro forma financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose revenues constitute approximately 1% of the total consolidated revenues for the years ended December 31, 2015, 2014 and 2013. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the pro forma consolidated financial statements referred to above presents fairly, in all material respects, the pro forma results of operations of the Company and its consolidated subsidiaries for each of the three years in the period ended December 31, 2015, in accordance with the requirements of Regulation 9a of the Securities Regulations (Periodic and Immediate Reports), 1970, as it is based on the assumptions set forth in Note 2.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 16, 2016

3

Consolidated Pro Forma Financial Statements for the Year Ended December 31, 2015

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2015
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million

Revenues	9,985	434	10,419
Costs of activity
General and operating expenses	3,869	230	4,099
Salaries	1,957	69	2,026
Depreciation and amortization	1,684	83	1,767
Other operating income, net	(95)	12	(83)
	7,415	394	7,809

Operating profit	2,570	40	2,610
Financing expenses (income)
Financing expenses	376	64	440
Financing income	(113)	(21)	(134)
Financing expenses, net	263	43	306

Profit after financing expenses, net	2,307	(3)	2,304
Share in profits (losses) of equity-accounted investees	12	(17)	(5)
Profit before income tax	2,319	(20)	2,299
Income tax	598	4	602
Profit for the year	1,721	(24)	1,697
Earnings per share (NIS)
Basic earnings per share	0.63	(0.01)	0.62

Diluted earnings per share	0.62	(0.01)	0.61

Pro Forma Consolidated Statements of Comprehensive Income

	Year ended December 31, 2015
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million
Profit for the year	1,721	(24)	1,697
Items of other comprehensive income (net of tax)	7	-	7
Total comprehensive income for the year	1,728	(24)	1,704

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements: March 16, 2015

The attached notes are an integral part of these pro forma consolidated financial statements.

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Consolidated Pro Forma Financial Statements for the Year Ended December 31, 2015

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
General and operating expenses	3,366	872	4,238
Salaries	1,768	267	2,035
Depreciation and amortization	1,281	484	1,765
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

Pro Forma Consolidated Statements of Comprehensive Income

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million
Profit for the year	2,111	12	2,123
Items of other comprehensive loss (net of tax)	(36)	-	(36)
Total comprehensive income for the year	2,075	12	2,087

The attached notes are an integral part of these pro forma consolidated financial statements.

5

Consolidated Pro Forma Financial Statements for the Year Ended December 31, 2015

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million

Revenues	9,563	1,624	11,187
Costs of activity
General and operating expenses	3,576	841	4,417
Salaries	1,872	253	2,125
Depreciation and amortization	1,311	449	1,760
Other operating income, net	(15)	-	(15)
	6,744	1,543	8,287

Operating profit	2,819	81	2,900
Financing expenses (income)
Financing expenses	573	131	704
Financing income	(428)	219	(209)
Financing expenses, net	145	350	495

Profit after financing expenses, net	2,674	(269)	2,405
Share in losses of equity-accounted investees	(252)	251	(1)
Profit before income tax	2,422	(18)	2,404
Income tax	651	(72)	579
Profit for the year	1,771	54	1,825
Earnings per share (NIS)
Basic and diluted earnings per share	0.65	0.02	0.67

Pro Forma Consolidated Statements of Comprehensive Income

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	NIS million	NIS million	NIS million
Profit for the year	1,771	54	1,825
Items of other comprehensive loss (net of tax)	6	-	6
Total comprehensive income for the year	1,777	54	1,831

The attached notes are an integral part of these pro forma consolidated financial statements.

6

Consolidated Pro Forma Financial Statements for the Year Ended December 31, 2015

1.	General

1.1	These pro forma consolidated financial statements are prepared in accordance with Regulation 9A of the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the acquisition of control in DBS. Up to March 23, 2015, the Company held 49.78% of DBS shares and accounted for this investment using the equity method. On this date, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described in Note 11.2 to the Group's financial statements. As from March 23, 2015, the Company consolidates the financial statements of DBS in the Group's financial statements.

1.2	The pro forma consolidated financial statements are based on the consolidated financial statements of the Company and the financial statements of DBS for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (IFRS).

2.	Assumptions and adjustments used to prepare the pro forma financial statements

2.1	The pro forma consolidated financial statements have been prepared to reflect the results of the Company's operations for 2013-2015. The reports were prepared under the assumption that the business combination with DBS, which is described in Note 11.2 to the Group's consolidated financial statements, was completed on January 1, 2013.

2.2	Prior to acquiring control in DBS, as described above, the Company held 49.78% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity gains for this investment. In addition, for the purpose of the pro forma statement of income, the equity gains that were recognized up to March 23, 2015 were eliminated. In addition, a gain in the amount of NIS 12 million from the acquisition of control was eliminated in the pro forma statement of income for 2015.

2.3	Income and expenses arising from transactions between the Company and DBS were eliminated in the pro forma consolidated statements.

2.4	The adjustments for pro forma information included additional amortization of surplus cost amounting to NIS 30 million in 2015. In addition, in each of the years 2013 and 2014, amortization of excess cost amounting to NIS 150 million was included. The amortization was based on the estimated forecasted useful life and fair value of the excess cost as at the date of the business combination.

2.5	The Company assumes that there is no change in measurement of the fair value of DBS and allocation of surplus cost in the periods. In addition, the Company assumed that there was no change in the fair value measurement of the contingent consideration in 2013 and 2014.

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